UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OTTER TAIL CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	0-53713	27-0383995
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

215 South Cascade Street, P.O. Box 496, Fergus Falls, MN	56538-0496
(Address of principal executive offices)	(Zip Code)

George A. Koeck,

General Counsel & Corporate Secretary

(866) 410-8780

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Otter Tail Corporation (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Conflict Minerals Disclosure

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company's subsidiaries’ operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Specifically, the Company surveyed its subsidiaries to determine whether any of the components used in the Company's subsidiaries’ manufacture of products contained Conflict Minerals. The Company further requested and obtained from the identified subsidiaries’ suppliers written representations regarding the source of any Conflict Minerals that are necessary to the functionality or production of the Company's products. The Company determined that tin was used by its subsidiaries. The subsidiaries source the tin from three suppliers. Each supplier has provided us with written certification that its necessary conflict minerals did not originate in the Covered Countries or did come from recycled or scrap sources, or it has no reason to believe that its necessary conflict mineral may have originated in the Covered Countries.

Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals may have originated in the Covered Countries, or it has reason to believe that the Conflict Minerals came from recycled or scrap sources. This information is publicly available at the Company’s website http://www.ottertail.com under the Investors Information, SEC Documents, Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Based on the above no Conflict Minerals Report is required.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OTTER TAIL CORPORATION

Date: June 2, 2014	By:	/s/ George A. Koeck
George A. Koeck General Counsel & Corporate Secretary